1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
STUART STRAUSS stuart.strauss@dechert.com +1 212 698 3529 Direct +1 212 698 0453 Fax

July 6, 2017

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:  Angela Mokodean, Esq.

Re:                             Preliminary Proxy Materials for

Morgan Stanley Select Dimensions Investment Series—Mid Cap Growth Portfolio

Dear Ms. Mokodean:

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, and Rule 14a-6 of the General Rules and Regulations promulgated thereunder, Morgan Stanley Select Dimensions Investment Series—Mid Cap Growth Portfolio (the “Fund”) hereby files via EDGAR copies of the proxy cards associated with the preliminary proxy materials for the Fund’s Special Meeting of Shareholders.  No filing fee is required in connection with this filing.

If you have any questions regarding the foregoing, please contact the undersigned at (212) 698-3529 or Allison Harlow Fumai at (212) 698-3526.

Very truly yours,

/s/ Stuart M. Strauss
Stuart M. Strauss

EVERY CONTRACT OWNER’S VOTE IS IMPORTANT

EASY VOTING OPTIONS:

VOTE ON THE INTERNET
Log on to:
www.proxy-direct.com
or scan the QR code
Follow the on-screen instructions
available 24 hours

VOTE BY TELEPHONE
Call 1-866-298-8476
Follow the recorded instructions
available 24 hours

VOTE BY MAIL
Vote, sign and date your
Voting Instruction Card and return in
the postage-paid envelope

Please detach at perforation before mailing.

VOTING INSTRUCTION CARD	MORGAN STANLEY SELECT DIMENSIONS INVESTMENT SERIES
MID CAP GROWTH PORTFOLIO
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 11, 2017

[INSURANCE COMPANY NAME DROP-IN]

This Instruction Card is solicited by the above named insurance company seeking voting instructions with respect to shares of Morgan Stanley Select Dimensions Investment Series – Mid Cap Growth Portfolio, for which it is the record or beneficial owner on your behalf.

The undersigned contract/policy owner hereby instructs that the votes attributable to the undersigned’s shares with respect to the Fund be cast as directed on the reverse side at the Special Meeting of Shareholders to be held at 522 Fifth Avenue, New York, NY 10036 in Conference Room 3G, on September 11, 2017 at 9:00 a.m., New York Time, and at any adjournments or postponements thereof (the “Meeting”).  The undersigned, by completing this Instruction Card, does hereby authorize the above named insurance company to exercise its discretion in voting upon such other business as may properly come before the Meeting or any adjournments or postponements thereof.

The Voting Instruction Card, when properly executed, will be voted in the manner directed herein by the undersigned.  If no direction is made, the votes attributable to this Voting Instruction Card will be voted FOR the proposal listed on the reverse side.  Shares of the Fund for which no instructions are received will be voted in the same proportion as votes for which instructions are received for the Fund.

VOTE VIA THE INTERNET: www.proxy-direct.com
VOTE VIA THE TELEPHONE: 1-866-298-8476

MSS_28979_VI_063017

EVERY CONTRACT OWNER’S VOTE IS IMPORTANT

Important Notice Regarding the Availability of Proxy Materials for the

Special Meeting of Shareholders to Be Held on September 11, 2017.

The Proxy Statement for this meeting is available at:  https://www.proxy-direct.com/mss-28979

Please detach at perforation before mailing.

TO VOTE MARK BLOCKS BELOW IN BLUE OR BLACK INK AS SHOWN IN THIS EXAMPLE:

Proposal THE BOARD RECOMMENDS THAT YOU CAST YOUR VOTE “FOR” THE PROPOSAL AS DESCRIBED IN THE PROXY STATEMENT.

		FOR	AGAINST	ABSTAIN
1.

To consider and act upon a proposal to liquidate the Portfolio and terminate the Trust, pursuant to the Plan of Liquidation adopted by the Board of Trustees of the Trust, a copy of which is attached as Exhibit A to the proxy statement accompanying this notice.

		☐	☐	☐

2.	To consider and act upon any other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

Authorized Signatures — This section must be completed for your vote to be counted.— Sign and Date Below

Note: Please sign exactly as your name(s) appear(s) on this voting instruction card, and date it.  When shares are held jointly, each holder should sign.  When signing as attorney, executor, administrator, trustee, guardian, officer of corporation or other entity or in another representative capacity, please give the full title under the signature.

Date (mm/dd/yyyy) — Please print date below	Signature 1 — Please keep signature within the box	Signature 2 — Please keep signature within the box

/ /

608999900109999999999

xxxxxxxxxxxxxx MSS_28979 M xxxxxxxx +

EVERY SHAREHOLDER’S VOTE IS IMPORTANT

EASY VOTING OPTIONS:

VOTE ON THE INTERNET
Log on to:
www.proxy-direct.com
or scan the QR code
Follow the on-screen instructions
available 24 hours

VOTE BY PHONE
Call 1-800-337-3503
Follow the recorded instructions
available 24 hours

VOTE BY MAIL
Vote, sign and date this Proxy
Card and return in the
postage-paid envelope

VOTE IN PERSON
Attend Shareholder Meeting
522 Fifth Avenue
New York NY 10036
On September 11, 2017

Please detach at perforation before mailing.

PROXY	MORGAN STANLEY SELECT DIMENSIONS INVESTMENT SERIES
MID CAP GROWTH PORTFOLIO
SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 11, 2017

This proxy is solicited on behalf of the Board of Trustees of Morgan Stanley Select Dimensions Investment Series – Mid Cap Growth Portfolio (the “Portfolio”).

The undersigned hereby constitutes and appoints John H. Gernon, Mary E. Mullin and Francesca Mead, and each of them, as proxies for the undersigned, with full power of substitution and resubstitution, and hereby authorizes said proxies, and each of them, to represent and vote, as designated on the reverse side, all shares of the Portfolio held of record by the undersigned on July 5, 2017 at the Special Meeting of Shareholders to be held at 522 Fifth Avenue, New York, NY 10036 in Conference Room 3G , on September 11, 2017 at 9:00 a.m., New York time, and at any adjournments or postponements thereof.  The undersigned hereby revokes any and all proxies with respect to such shares heretofore given by the undersigned.

This proxy card, when properly executed, will be voted in the manner directed herein by the undersigned Shareholder, and, in the discretion of such proxies, upon any and all other matters as may properly come before the meeting or any adjournments or postponements thereof.  If no direction is made, this proxy will be voted “FOR” the Proposal.

VOTE VIA THE INTERNET: www.proxy-direct.com
VOTE VIA THE TELEPHONE: 1-800-337-3503

MSS_28979_063017

EVERY SHAREHOLDER’S VOTE IS IMPORTANT

Important Notice Regarding the Availability of Proxy Materials for the

Special Meeting of Shareholders to Be Held on September 11, 2017.

The Proxy Statement for this meeting is available at:  https://www.proxy-direct.com/mss-28979

Please detach at perforation before mailing.

TO VOTE MARK BLOCKS BELOW IN BLUE OR BLACK INK AS SHOWN IN THIS EXAMPLE:

Proposal THE BOARD RECOMMENDS THAT YOU CAST YOUR VOTE “FOR” THE PROPOSAL AS DESCRIBED IN THE PROXY STATEMENT.

		FOR	AGAINST	ABSTAIN
1.

To consider and act upon a proposal to liquidate the Portfolio and terminate the Trust, pursuant to the Plan of Liquidation adopted by the Board of Trustees of the Trust, a copy of which is attached as Exhibit A to the proxy statement accompanying this notice.

		☐	☐	☐

2.	To consider and act upon any other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

Authorized Signatures — This section must be completed for your vote to be counted.— Sign and Date Below

Note: Please sign exactly as your name(s) appear(s) on this proxy card, and date it.  When shares are held jointly, each holder should sign.  When signing as attorney, executor, administrator, trustee, guardian, officer of corporation or other entity or in another representative capacity, please give the full title under the signature.

Date (mm/dd/yyyy) — Please print date below	Signature 1 — Please keep signature within the box	Signature 2 — Please keep signature within the box

/ /

608999900109999999999

xxxxxxxxxxxxxx MSS_28979 M xxxxxxxx +